D90/COMP SEC/CW
08 September 2005

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
Christine.wells@boots-plc.com

The Securities & Exchange Commission
Office of International & Corporate Finance
Division of Washington
D.C. 20549
USA

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 14th May 2005 to the 29th July 2005 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by Boots Group PLC since 16th May 2005 to the 29th July 2005.

1. Announcement dated 16th May 2005 regarding Transaction in Own Shares.
2. Announcement dated 17th May 2005 regarding Transaction in Own Shares.
3. Announcement dated 18th May 2005 regarding Management Change
4. Announcement dated 19th May 2005 regarding Preliminary Results
5. Announcement dated 23rd May 2005 regarding Holding(s) in Company.
6. Announcement dated 25th May 2005 regarding Director Shareholding Replacement.
7. Announcement dated 26th May 2005 regarding Director Shareholding.
8. Announcement dated 2nd June 2005 regarding Blocklisting Interim Review.
9. Five announcements dated 10th June 2005 regarding FRN Variable Rate Fix
10. Announcement dated 16th June 2005 regarding Director Shareholding.
11. Announcement dated 20th June 2005 regarding Director Shareholding.
12. Announcement dated 20th June 2005 regarding Director Shareholding
13. Announcement dated 21st June 2005 regarding Annual Report and Accounts.
14. Announcement dated 22nd June 2005 regarding Director Shareholding.
15. Announcement dated 27th June 2005 regarding Director Shareholding.
16. Announcement dated 6th July 2005 regarding Holding(s) in Company.
17. Announcement dated 14th July 2005 regarding IFRS Update.

9/14

18. Announcement dated 18th July 2005 regarding FRN Variable Rate Fix.
19. Announcement dated 21st July 2005 regarding Trading Statement
20. Announcement dated 22nd July 2005 regarding Directorate Change.
21. Announcement dated 22nd July 2005 regarding AGM Statement.
22. Announcement dated 22nd July 2005 regarding Director / PDMR Shareholding.
23. Announcement dated 29th July 2005 regarding Sale and Leaseback.

Documents filed by Boots Group PLC with the Registrar of Companies from 24th May 2005 to the 29th July 2005.

1. Four forms 169 in respect of Returns by a company purchasing its own shares (filed 24th May 2005).
2. One form 288b in respect of Resignation of Director (filed 21st June 2005).
3. One form 288c in respect of Change of Director's Particulars (filed 30th June 2005.)
4. One form 288c in respect of Change of Director's Particulars (filed 22nd July 2005).
5. Six forms 169 in respect of Returns by a company purchasing its own shares (filed 15th July 2005).
6. One form RES09 in respect of Disapp. Pre-empt Rights 21st July 20095 and Auth. Allot of Security 21st July 2005 (filed 29th July 2005).

Would you please acknowledge receipt of this correspondence by stamping the enclosed copy of this letter and returning it to me in the envelope provided.

Should there be any queries, do not hesitate to contact me.

Yours faithfully

CHRIS WELLS
Company Secretarial Assistant

D90/COMP SEC/CW
08 September 2005

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
Christine.wells@boots-plc.com

The Securities & Exchange Commission
Office of International & Corporate Finance
Division of Washington
D.C. 20549
USA

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 14th May 2005 to the 29th July 2005 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by Boots Group PLC since 16th May 2005 to the 29th July 2005.

1. Announcement dated 16th May 2005 regarding Transaction in Own Shares.
2. Announcement dated 17th May 2005 regarding Transaction in Own Shares.
3. Announcement dated 18th May 2005 regarding Management Change
4. Announcement dated 19th May 2005 regarding Preliminary Results
5. Announcement dated 23rd May 2005 regarding Holding(s) in Company.
6. Announcement dated 25th May 2005 regarding Director Shareholding Replacement.
7. Announcement dated 26th May 2005 regarding Director Shareholding.
8. Announcement dated 2nd June 2005 regarding Blocklisting Interim Review.
9. Five announcements dated 10th June 2005 regarding FRN Variable Rate Fix
10. Announcement dated 16th June 2005 regarding Director Shareholding.
11. Announcement dated 20th June 2005 regarding Director Shareholding.
12. Announcement dated 20th June 2005 regarding Director Shareholding
13. Announcement dated 21st June 2005 regarding Annual Report and Accounts.
14. Announcement dated 22nd June 2005 regarding Director Shareholding.
15. Announcement dated 27th June 2005 regarding Director Shareholding.
16. Announcement dated 6th July 2005 regarding Holding(s) in Company.
17. Announcement dated 14th July 2005 regarding IFRS Update.

18. Announcement dated 18th July 2005 regarding FRN Variable Rate Fix.
19. Announcement dated 21st July 2005 regarding Trading Statement
20. Announcement dated 22nd July 2005 regarding Directorate Change.
21. Announcement dated 22nd July 2005 regarding AGM Statement.
22. Announcement dated 22nd July 2005 regarding Director / PDMR Shareholding.
23. Announcement dated 29th July 2005 regarding Sale and Leaseback.

Documents filed by Boots Group PLC with the Registrar of Companies from 24th May 2005 to the 29th July 2005.

1. Four forms 169 in respect of Returns by a company purchasing its own shares (filed 24th May 2005).
2. One form 288b in respect of Resignation of Director (filed 21st June 2005).
3. One form 288c in respect of Change of Director's Particulars (filed 30th June 2005.)
4. One form 288c in respect of Change of Director's Particulars (filed 22nd July 2005).
5. Six forms 169 in respect of Returns by a company purchasing its own shares (filed 15th July 2005).
6. One form RES09 in respect of Disapp. Pre-empt Rights 21st July 20095 and Auth. Allot of Security 21st July 2005 (filed 29th July 2005).

Would you please acknowledge receipt of this correspondence by stamping the enclosed copy of this letter and returning it to me in the envelope provided.

Should there be any queries, do not hesitate to contact me.

Yours faithfully

CHRIS WELLS
Company Secretarial Assistant

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10:30 26-May-05	BOOT	Boots Group PLC	Director Shareholding	
16:44 25-May-05	BOOT	Boots Group PLC	Director Shareholding-Replcmt	
14:12 23-May-05	BOOT	Boots Group PLC	Holding(s) in Company	
07:00 19-May-05	BOOT	Boots Group PLC	Boots Preliminary Results	
12:00 18-May-05	BOOT	Boots Group PLC	Management Change	
17:04 17-May-05	BOOT	Boots Group PLC	Transaction in Own Shares	
17:04 16-May-05	BOOT	Boots Group PLC	Transaction in Own Shares	
17:08 13-May-05	BOOT	Boots Group PLC	Transaction in Own Shares	

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11:11 21-Jun-05	BOOT	Boots Group PLC	Annual Report and Accounts
10:37 20-Jun-05	BOOT	Boots Group PLC	Director Shareholding
09:51 20-Jun-05	BOOT	Boots Group PLC	Director Shareholding
15:41 16-Jun-05	BOOT	Boots Group PLC	Director Shareholding
09:16 10-Jun-05	BOOT	Boots Group PLC	FRN Variable Rate Fix
09:11 10-Jun-05	BOOT	Boots Group PLC	FRN Variable Rate Fix
07:05 10-Jun-05	BOOT	Boots Group PLC	FRN Variable Rate Fix
07:05 10-Jun-05	BOOT	Boots Group PLC	FRN Variable Rate Fix
07:05 10-Jun-05	BOOT	Boots Group PLC	FRN Variable Rate Fix
15:24 02-Jun-05	BOOT	Boots Group PLC	Blocklisting Interim Review

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13:54 29-Jul-05	BOOT	Boots Group PLC	Sale and Leaseback
09:23 22-Jul-05	BOOT	Boots Group PLC	Director/PDMR Shareholding
07:00 22-Jul-05	BOOT	Boots Group PLC	AGM Statement
07:00 22-Jul-05	BOOT	Boots Group PLC	Directorate Change
07:00 21-Jul-05	BOOT	Boots Group PLC	Trading Statement
14:02 18-Jul-05	BOOT	Boots Group PLC	FRN Variable Rate Fix
08:00 14-Jul-05	BOOT	Boots Group PLC	IFRS Update
15:53 06-Jul-05	BOOT	Boots Group PLC	Holding(s) in Company
14:50 27-Jun-05	BOOT	Boots Group PLC	Director Shareholding
14:57 22-Jun-05	BOOT	Boots Group PLC	Director Shareholding

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COMPANY FILING HISTORY

Company Number: 04452715
Company Name: BOOTS GROUP PLC

Use the tick boxes to select documents from the list below.
Click on 'Order' to complete your order OR to select older documents not listed.

Exclude Allotment Of Shares Order

Select	Type	Date	Description	
	AA	01/08/2005	GROUP OF COMPANIES' ACCOUNTS MADE UP TO 31/03/05	
	RES09	29/07/2005	DISAPP PRE-EMPT RIGHTS 21/07/05; AUTH ALLOT OF SECURITY 21/07/05 ; 72,200,000 ORD	1x RES 09 filed 29/7/05.
	169 ✓	15/07/2005	£ IC 180592896/180487168 20/05/05 £ SR 422915@.25=105728	6 x 169 filed 15/7/05
	169 ✓	15/07/2005	£ IC 180780396/180592896 17/05/05 £ SR 750000@.25=187500	
	169 ✓	15/07/2005	£ IC 181055396/180780396 12/05/05 £ SR 1100000@.25=275000	
	169 ✓	15/07/2005	£ IC 181330396/181055396 09/05/05 £ SR 1100000@.25=275000	
	169 ✓	15/07/2005	£ IC 181655396/181330396 04/05/05 £ SR 1300000@.25=325000	
	169 ✓	15/07/2005	£ IC 181900396/181655396 28/04/05 £ SR 980000@.25=245000	
	288c ✓ Rudd	22/07/2005	DIRECTOR'S PARTICULARS CHANGED	1x 288c filed 22/7/05
	288c ✓ Baker	30/06/2005	DIRECTOR'S PARTICULARS CHANGED	1x 288c filed 30/6/05
	288b ✓ Dodd	21/06/2005	DIRECTOR RESIGNED	1 x 288b filed 21/6/05
	169 ✓	24/05/2005	£ IC 182125396/181900396 25/04/05 £ SR 900000@.25=225000	4 x 169 filed 24/5/05.
	169 ✓	24/05/2005	£ IC 182325396/182125396 20/04/05 £ SR 800000@.25=200000	
	169 ✓	24/05/2005	£ IC 182512896/182325396 15/04/05 £ SR 750000@.25=187500	
	169 ✓	24/05/2005	£ IC 182755396/182512896 31/03/05 £ SR 970000@.25=242500	
	288c	06/05/2005	DIRECTOR'S PARTICULARS CHANGED	

Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Sale and Leaseback
Released	13:54 29-Jul-05
Number	4954P

RNS Number:4954P
Boots Group PLC
29 July 2005

Boots Group Completes Sale and Leaseback

Boots Group PLC ('Boots') has completed a £298m 15 year sale and leaseback deal with REIT Asset Management on 312 high street shops.

The stores involved are mainly freehold stores in small towns throughout the country.

The sale attracted considerable interest and the proceeds are at a significantly higher level than initially expected and represent an initial yield of 5.3% to the purchaser. Boots will lease back the properties at an initial rental of £16m per annum, with fixed annual uplifts of 1.5%. Under IAS17 the annual P+L rental will be £18m over the full 15 years. The book value of the properties involved was £128m and it is not anticipated that the deal will attract any tax.

Boots has negotiated a degree of flexibility to exit properties early and may vacate any property, up to 3% per annum of the initial rental, with 12 months notice without penalty.

The proceeds of the sale and leaseback will be used to pay down short-term debt.

- ends -

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director/PDMR Shareholding
Released	09:23 22-Jul-05
Number	1936P

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Paul BATEMAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the. age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

20

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

610p

13) Date of transaction

20th July 2005

14) Date company informed

22nd July 2005 (Notified by Administrators)

15) Total holding following this notification

179,895

16) Total percentage holding of issued class following this notification

0.0249%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making

this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....22nd July 2005.........................

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	AGM Statement
Released	07:00 22-Jul-05
Number	1785P

Boots Group PLC

2005 Annual General Meeting Results

The Board of Boots Group PLC is pleased to announce that the following resolutions were passed at the Annual General Meeting of the Company on 21st July 2005:

Ordinary Resolutions

1. To receive and adopt the Directors' Report and Annual Accounts for the financial year ended 31 March 2
2. To approve the Directors' Remuneration Report for the financial year ended 31 March 2005.;
3. To declare a final dividend;
4. To reappoint Mr P Bateman as a director;
5. To reappoint the auditors;
6. To authorise the directors to determine the remuneration of the auditors;
7. To authorise the directors to allot unissued share capital;

Special Resolutions

8. To authorise the directors to allot shares for cash;
9. To authorise market purchases of the company's own shares:

Ordinary Resolutions

10. To approve the Boots Bonus Co-Investment Plan;
11. To approve the Boots Performance Share Plan:
12. To approve the establishment of Overseas Bonus Co-Investment and Performance Share Plans;

ENDS

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Company	Boots Group PLC
TIDM	BOOT
Headline	Directorate Change
Released	07:00 22-Jul-05
Number	1728P

Jan Bennink has stepped down as a non-executive Director from the Board of Boots Group PLC after the Annual General Meeting held on 21st July 2005.

Commenting on Mr Bennink's decision, Sir Nigel Rudd, Chairman of Boots Group PLC said:
"I would like to thank Jan for all his hard work on behalf of the Company. He has played a significant role in helping the Group tackle the challenges it faced and in addressing the need to be a more modern, competitive and efficient business. We wish him well for the future."

Mr Bennink (48) joined the Board in September 2001.

- ENDS

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Company	Boots Group PLC
TIDM	BOOT
Headline	Trading Statement
Released	07:00 21-Jul-05
Number	1322P

RNS Number:1322P
Boots Group PLC
21 July 2005

Update on Trading Performance Q1 2005/06

Q1 sales growth:

	Actual %	Like for Like %
Boots Group PLC	1.9%	
Boots The Chemists	1.5%	-0.8%
- Health	1.0%	
- Beauty & Toiletries	3.5%	
- Lifestyle	-2.5%	
		Comparable basis %*
Boots Healthcare International	5.8%	6.8%

* comparable basis adjusted for currency movements and the disposal of a portfolio of small non-core brands in Australia.

Richard Baker, Chief Executive of Boots Group PLC, commented:

"This is a reasonable performance in a tough market, against our strongest trading period last year. Conditions on the high street are difficult, competition is intense and there is nothing to suggest this will change in the coming months.

Our priority remains to reinvest in the business to build a better Boots. Good growth in our core markets demonstrates progress in re-establishing our position as the health and beauty expert. Volume growth of 5% in Dispensing continues to reflect our focus on healthcare although regulatory price changes are deflating headline sales growth. We are encouraged by the customer response to our investment in new beauty halls and own brand products with sales in Beauty up 6%.

Underpinning all of our efforts will be close management of costs and working capital and continued improvement of the efficiency of our operations."

Boots The Chemists

Sales growth in Boots The Chemists in the quarter was 1.5%, -0.8% like for like. Recently opened stores are trading in line with expectations and full year planning assumptions are unchanged.

In Dispensing, items growth of 5% (4% underlying) builds on the improved performance achieved in the last financial year. Applications have been made for 35 new pharmacy licences following partial deregulation; 22 have already been

approved, of which three are now trading with the majority of the rest due to open during Q2.

Volume growth in Dispensing is offset by price deflation of 5% including both the effect on branded medicines of the recent Pharmaceutical Price Regulation Scheme (PPRS) review (effective 1st February), and price reductions on some generic medicines implemented last year and which have yet to anniversary. The new Pharmacy contract came into force on 1st April. This reduces funding for medicine reimbursement but increases fees for service provision and may introduce some volatility in monthly Dispensing settlements while the new arrangements bed in. The likely full year impact of these regulatory changes will be updated at the half year.

The quarter saw good performance in Beauty, with particularly good growth in cosmetics. Further investment will be made in this core area with 30 new beauty halls planned over the remainder of the year. Over The Counter medicines and Toiletries also performed well. Sales were weaker in the Lifestyle categories with continued decline in the photo market and a slow start to summer ranges. Overall, sales performance in BTC's non-pharmacy businesses has remained at similar levels to those seen in February and March although this has been against an increasingly competitive background.

Boots Healthcare International

Boots Healthcare International (BHI) sales growth in the quarter was 5.8% in Sterling, up 6.8% on a comparable basis. Sales of core brands were up 8.9%.

The proposed disposal of BHI is proceeding in line with plan and is expected to complete within the current financial year.

- ENDS -

Richard Baker, Chief Executive and Jim Smart, Chief Financial Officer, will host a conference call for analysts at 08.30 BST.

UK dial in number 020 7190 1232
International dial in number +44 (0) 207 190 1232

A replay facility will be available for seven days:

UK dial in number 020 8515 2499
International dial in number +44 (0) 208 515 2499
Access number 447969#

For further information, please contact:

Investor Relations - Chris Laud
Tel: 0115 968 7080

Media - Donal McCabe
Tel: 07769 690618

21st July 2005

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Company	Boots Group PLC
TIDM	BOOT
Headline	FRN Variable Rate Fix
Released	14:02 18-Jul-05
Number	2005071800

Boots Group Plc

RE: BOOTS GROUP PLC
EUR 300,000,000.00
MATURING: 19-Oct-2007
ISSUE DATE: 19-Oct-2004
ISIN: XS0203229934

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-Jul-2005 TO 19-Oct-2005 HAS BEEN FIXED AT 2.472000 PCT

DAY BASIS 92/360

INTEREST PAYABLE VALUE 19-Oct-2005 WILL AMOUNT TO:
EUR 6.32 PER EUR 1,000.00 DENOMINATION.
EUR 63.17 PER EUR 10,000.00 DENOMINATION.
EUR 631.73 PER EUR 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

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Company	Boots Group PLC
TIDM	BOOT
Headline	IFRS Update
Released	08:00 14-Jul-05
Number	8634O

RNS Number:8634O
Boots Group PLC
14 July 2005

Boots Group PLC

Restatement of financial information to International Financial Reporting Standards (IFRS)

CONTENTS

(1) References to IFRS throughout this document refer to the application of International Financial Reporting Standards (IFRSs), including International Accounting Standards (IASs) and interpretations issued by the International Accounting Standards Board (IASB).

1. Introduction

Following a European Union Regulation issued in 2002, Boots Group PLC ("Boots") will report its consolidated figures under IFRS(1) (as adopted by the European Union) from 1 April 2005. The Group's first annual report under IFRS will be for the year ended 31 March 2006 and these financial statements will include restated figures under IFRS for the year ended 31 March 2005. The first IFRS results to be announced will be for the half-year ended 30 September 2005.

Conversion to IFRS affects the Group's reporting particularly in the areas of pensions, financial instruments, leases and dividends. However, it does not affect the cash flows of the group or the economics of the business and doesn't affect the payment of dividends or debt covenants.

However, the implementation of the new standards may result in increased volatility in reported results due to changes in accounting for defined benefit pension schemes and financial instruments.

The main changes compared to the results for the year ended 31 March 2005 under UK GAAP are as follows:

- Reported PBT from continuing operations of £453.6m, £38.6m lower than under UK GAAP
- Profit for the period of £267.9m, £35.0m lower than under UK GAAP
- Basic EPS of 36.2p, 4.7p lower than under UK GAAP
- Effective tax rate of 31.1%, 1.9pp higher than under UK GAAP
- Net assets at 31 March 2004 of £1,851.2m, £43.4m higher than under UK GAAP

The most significant area of change is pensions:

- In 2004/05 the pension costs charged under SSAP 24 were £61m. Under IFRS this increases by £35m to an IAS 19 charge of £96m. This increase consists of £18m increase in our current service cost caused by the different treatment of previous actuarial surpluses and additional financing costs of £17m reflecting the difference between expected returns on scheme assets and interest on the scheme liabilities.

- The pension fund deficit will be included on the balance sheet, and the SSAP 24 debtor previously reported will be removed. The impact of this is very similar to that disclosed in the notes to the accounts relating to FRS 17. The deficit at 31 March 2005 was £83m.

- The guidance that Boots The Chemists has given for 2005/06 included an additional £15m pension service cost as a result of the change from SSAP 24 to FRS 17. The service cost under IAS19 will equate to the charge under FRS 17. The financing cost for 2005/06 will be £3m. This is lower than 2004/05 as a result of a change in the pension fund asset allocation, which has increased the expected return on scheme assets.

The introduction of IFRS removes the UK GAAP classification of exceptional items, which will now be reported in operating profit. In the interests of clarity the Group will highlight individual items contained in operating profit where necessary to ensure that readers of the accounts have a full understanding of performance in any period.

The financial information in this announcement is unaudited.

Summary of effects of IFRS

Impact on 2004/05 profit

	£m
Pensions	(35.1)
Financial Instruments	(2.7)
Leases	(0.1)
Foreign exchange	0.1
Other	(0.8)
Profit before tax	(38.6)
Taxation	3.6

Profit after tax	(35.0)
Revised profit after tax	324.1

The impact by segment is as follows:

	£m
Boots The Chemists	(12.2)
Boots Opticians	(1.9)
Boots Healthcare International	(3.1)
Boots Retail International	-
Group and other	0.6
Interest	(22.0)
Profit before tax	(38.6)
Revised profit before tax	453.6

Impact on opening net assets at 31 March 2004

	£m
Pensions	(124.3)
Financial Instruments	4.7
Leases	(9.5)
Taxation	23.1
Dividends	158.6
Other	(9.2)
Increase in net assets	43.4
Revised net assets	1,851.2

Impact on cash flows

None of the IFRS adjustments relate to cash and therefore there is no impact on cash flows. IAS 7 Cash Flow Statements changes the definition of cash used in the cash flow statement to cash and cash equivalents. Cash and cash equivalents

includes cash on hand and demand deposits that are short-term highly liquid investments that are readily convertible to known amounts of cash. This results in a change in presentation in the cash flow statement.

2. Restated IFRS consolidated financial statements

The Group's revised accounting policies together with detailed reconciliations of the IFRS adjustments referred to in these financial statements and restated half year statements are available on our website www.boots-plc.com or from the Chief Financial Officer at Boots Group PLC, 1 Thane Road West, Nottingham, NG2 3AA.

Consolidated income statement
For the year ended 31 March 2005

	2005 under UK GAAP £m	IFRS adjustments £m	2005 restated for IFRS £m
Continuing operations:			
Revenue	5,441.9	-	5,441.9
Cost of sales	(2,947.3)	1.7	(2,945.6)
Gross profit	2,494.6	1.7	2,496.3
Selling, distribution and store costs	(1,709.0)	(13.8)	(1,722.8)
Administrative costs	(277.4)	(2.2)	(279.6)
Other operating income/expenses	3.0	(2.3)	0.7
Group operating profit before financing costs	511.2	(16.6)	494.6
Financial income	10.1	143.2	153.3
Financial expenses	(29.1)	(165.2)	(194.3)
Profit before taxation	492.2	(38.6)	453.6
Income tax expense	(133.1)	3.6	(129.5)
Profit after taxation from continuing operations	359.1	(35.0)	324.1
Discontinued operations:			
Loss from discontinued operations	(64.6)	-	(64.6)
Tax on loss on sale of discontinued operations	8.4	-	8.4
Profit for the period	302.9	(35.0)	267.9
Attributable to:			
Equity holders of the Company	302.4	(35.0)	267.4
Minority interest	0.5	-	0.5
	302.9	(35.0)	267.9
Earnings per share - Total			
Basic	40.9p	(4.7p)	36.2p
Diluted	40.8p	(4.7p)	36.1p
Earnings per share - Continuing			
Basic	48.5p	(4.7p)	43.8p
Diluted	48.5p	(4.7p)	43.8p

Consolidated statement of recognised income and expense
For the year ended 31 March 2005

	2005 under UK GAAP £m	IFRS adjustments £m	2005 restated for IFRS £m
Foreign exchange translation differences	1.5	(0.1)	1.4
Actuarial gain on defined benefit pension schemes	-	11.4	11.4
Gains on revaluation of available for sale investments	-	0.3	0.3
Net income recognised directly in equity	1.5	11.6	13.1
Profit for the period	302.4	(35.0)	267.4
Total recognised income & expense for the period	303.9	(23.4)	280.5
Attributable to:			
Equity holders of the Company	303.4	(23.4)	280.0
Minority interest	0.5	-	0.5
	303.9	(23.4)	280.5

Actuarial gains on defined benefit pension schemes are net of tax of £4.8m.

Consolidated balance sheet
At 31 March 2004

	2004 under UK GAAP £m	IFRS adjustments £m	2004 restated for IFRS £m	2005 restated for IFRS £m
Non-current assets				
Goodwill and intangible assets	281.5	92.4	373.9	442.2
Property, plant and equipment	1,499.4	(67.8)	1,431.6	1,481.8
Other receivables	163.9	(137.0)	26.9	30.7
Deferred tax assets	3.0	31.2	34.2	39.0
	1,947.8	(81.2)	1,866.6	1,993.7
Current assets				
Inventories	690.8	-	690.8	713.6
Trade and other receivables	501.5	18.4	519.9	570.7
Current tax asset	13.5	-	13.5	11.5
Listed investments	0.1	0.1	0.2	0.2
Cash and cash equivalents	349.5	-	349.5	128.7
	1,555.4	18.5	1,573.9	1,424.7
Non-current assets	-	1.2	1.2	0.7

held for resale				
Total assets	3,503.2	(61.5)	3,441.7	3,419.1
Current liabilities				
Short term borrowings and overdrafts	(156.5)	(11.2)	(167.7)	(184.6)
Current tax liability	(103.2)	-	(103.2)	(95.1)
Trade and other payables	(875.6)	153.9	(721.7)	(657.7)
Provisions	(10.9)	-	(10.9)	(12.2)
	(1,146.2)	142.7	(1,003.5)	(949.6)
Non-current liabilities				
Borrowings	(341.6)	(16.1)	(357.7)	(587.3)
Other payables	(41.3)	(8.0)	(49.3)	(49.4)
Deferred tax liabilities	(150.9)	48.3	(102.6)	(110.3)
Non-current tax liability	-	-	-	(0.6)
Retirement benefit obligations	-	(62.0)	(62.0)	(87.6)
Provisions	(15.4)	-	(15.4)	(12.3)
	(549.2)	(37.8)	(587.0)	(847.5)
Total liabilities	(1,695.4)	104.9	(1,590.5)	(1,797.1)
Net assets	1,807.8	43.4	1,851.2	1,622.0
Called up share capital	193.9	-	193.9	182.6
Share premium account	0.3	-	0.3	2.3
Capital redemption reserve	15.2	-	15.2	26.5
Hedging reserve	-	(0.3)	(0.3)	(0.3)
Fair value reserve	-	0.1	0.1	0.1
Translation reserve	-	-	-	1.4
Merger reserve	310.8	-	310.8	310.8
Retained profit	1,286.4	43.6	1,330.0	1,097.5
Equity shareholders' funds	1,806.6	43.4	1,850.0	1,620.9
Equity minority interest	1.2	-	1.2	1.1
Total equity	1,807.8	43.4	1,851.2	1,622.0

3. Areas of impact

The most significant areas of impact for Boots for the 2004/05 year-end and for the opening balance sheet (31 March 2004) are discussed below.

3.1. Pensions and other post-employment benefits (IAS 19 Revised)

The impact of applying IAS 19 Employee Benefits to the Group's principal defined benefit pension scheme (Boots Pension Scheme) has been to reduce profit before tax by £35.1m, comprising reduction of £18.1m to operating profit and an increase in financing costs of £17.0m.

The operating and financing costs of the defined benefit schemes are now recognised in the income statement. Service costs are higher given that previous surpluses arising under SSAP 24 are no longer being amortised and a charge is now made for the expected return on scheme assets and interest on scheme liabilities. These values are all disclosed in the 2005 Report & Accounts.

The impact on the balance sheet is to reduce net assets by £124.3m. The net defined benefit pension liability of £62.0m (£43.4m net of deferred tax) has been recognised on the balance sheet. This deficit includes the assets now valued at bid price. The current SSAP 24 debtor of £122.0m (£85.4m net of deferred tax) has been removed. Other pension provisions of £6.5m (£4.5m net of deferred tax) have also been removed.

Actuarial gains and losses will be charged to the Statement of Recognised Income and Expense (SORIE). In the year 2004/05 this amounted to £16.2m (£11.4m net of deferred tax). This treatment assumes that the amendment to IAS 19 Employee Benefits - Actuarial Gains and Losses, Group Plans and Disclosures, will be endorsed by the EC.

3.2. Financial instruments (IAS 32/39)

The impact of these standards is to increase financial expenses by £2.7m for the year ended 31 March 2005 and net assets by £4.7m in the opening balance sheet.

This financial impact arises from a small number of interest rate hedging transactions. One previously closed out swap was being amortised under UK GAAP but is written off to reserves in the opening balance sheet, causing an additional financial expense of £1.8m in 2004/05. A second interest rate swap has been included in the opening IFRS balance sheet at mark to market value and the movement in this value up to the point it was closed out has generated an additional financial expense of £0.9m in 2004/05.

The impact of the two interest rate swaps is to increase opening net assets by £6.8m (£4.7m net of deferred tax).

Hedge accounting documentation is in place for all significant outstanding derivatives. Boots expects these hedge relationships to be highly effective and therefore does not anticipate that these standards will result in significant income statement volatility in 2005/06.

Boots has opted to restate 2004/05 under IAS 32 and IAS 39.

3.3. Leases (IAS 17/IFRIC 4)

IFRS makes a number of changes to the accounting for leases. In particular they:

- Introduce new tests to apply in determining the classification of leases between operating and finance leases;
- Require recognition of lease arrangements contained within outsourcing arrangements; and
- Require lease incentives to be spread over the entire lease period.

As a consequence a number of computer equipment and vehicle leases are reclassified as finance leases. In addition all property lease incentives have been re-phased.

The impact of these changes is to reduce net assets by £9.5m, increase operating profit by £2.3m and increase financial expenses by £2.4m.

3.4. Dividends (IAS 10)

Under IAS 10 Events after the Balance Sheet Date, dividends declared after the balance sheet date are not recognised as a liability.

The final dividend of £158.6m for the year ended 31 March 2004 was declared in June 2004 and consequently this has been reversed in the opening balance sheet and charged through the statement of changes in equity in the six months to 30 September 2004.

3.5. Income Taxes

IAS 12

IAS 12 requires deferred tax to be provided on all temporary differences rather than just timing differences as under UK GAAP. This has the effect of increasing the tax charge by £7.4m and net assets by £23.1m.

For Boots there are two areas of significance where the difference between tax written down value and book value gives rise to additional deferred tax adjustments under IFRS. These are:

•Deferred tax must be provided on revalued properties and this results in a deferred tax liability of £26.5m.

•Revised deferred tax calculations on purchased brands have resulted in an increase to net assets of £53.2m and an increase in the tax charge of £7.4m.

The tax effects of the other IFRS restatements have also been considered and these have the effect of decreasing the tax charge by £11.0m and increasing net assets by £56.4m. The Inland Revenue is proposing to tax profits on the basis of IFRS prepared accounts.

Impact of all IFRS changes

As a result of IAS 12 plus the tax effects of the other restatements, the effective tax rate has increased to 31.1% and this is expected to continue for 2005/06. The tax rate under UK GAAP for 2004/05 was 29.2%, which is lower as a result of various prior year tax adjustments.

3.6. Other restatements

3.6.1. Foreign exchange (IAS 21)

Some exchange differences arising on an intra-group loan that form part of the group's net investment in a foreign operation have been reclassified from reserves. The effect of this is to reduce net financing costs by £0.1m.

3.6.2. Fee income

The timing of recognition has changed slightly for certain types of fee income received from suppliers in respect of promotional support. The impact is to decrease net assets by £4.1m (£2.9m net of deferred tax) and increase operating profit by £1.7m.

3.6.3. Overseas pensions

Pension deficits on overseas schemes already held on the balance sheet have been brought in line with IAS 19 valuations. The impact is to decrease net assets by £6.3m and operating profit by £2.5m.

3.6.4. Provisions for discontinued operations (IAS 37)

Provisions recognised for future operating losses are no longer permitted. This has resulted in operating loss of £9.4m being recognised in the six months to 31 March 2005 rather than in the six months to 30 September 2004. Net assets at 30 September 2004 increase by £7.1m (net of tax) as a consequence.

All provisions were fully utilised by 31 March 2005 so there is no effect on the income statement for the year ended 31 March 2005.

3.7. Other reclassifications

In addition, IFRS introduces a number of balance reclassifications that have no

direct impact on profit for the period or net assets.

3.7.1. Joint ventures (IAS 31)

The results of the joint venture are now reported in a single line.

3.7.2. Intangible assets (IAS 38)

Capitalised software costs of £92.4m, that are not an integral part of the related hardware, have been reclassified as intangible fixed assets.

3.7.3. Assets held for resale (IFRS 5)

Properties held for resale at 31 March 2004 with a NBV of £1.2m have been reclassified from tangible fixed assets to assets held for resale. No impairment of these properties was necessary at that point.

4. Basis of preparation

The financial information has been prepared in accordance with IFRS. These are subject to ongoing amendment by the International Accounting Standards Board (IASB) and subsequent endorsement by the European Commission (EC). Interpretation of the standards and best practice is currently evolving and it is therefore possible that further changes will be required to this information before it is published as the comparative information in the interim results announcement in October 2005 and in the 2006 Annual Report and Accounts.

4.1. First time adoption exemptions

The general principle is to establish accounting policies under IFRS then to apply these retrospectively at the transition date to determine the opening balance sheet. There are a number of first time adoption exemptions available, which are stated under IFRS 1 First-time Adoption of International Financial Reporting Standards. The exemptions that Boots has elected to take are detailed below:

4.1.1. Business Combinations

Boots has elected not to apply IFRS 3 retrospectively to business combinations that occurred before 1 April 2004.

However, IFRS 1 requires the following adjustments:

•Goodwill of £22.0m in the opening balance sheet has been reclassified into "other intangible assets". This relates to pharmacy licences that meet the broader definition of intangible assets under IFRS.

•Goodwill previously written off to reserves under UK GAAP is not recognised in the opening balance sheet. On disposal of a subsidiary this goodwill is no longer included in the profit or loss on disposal calculation.

Boots has also taken the exemption not to apply IAS 21 The Effects of Changes in Foreign Exchange Rates retrospectively to fair value adjustments and goodwill arising on business combinations before 1 April 2004.

The impact of this exemption on Boots is as follows:.

•All business combinations before 1 April 2004 will not be restated.
•£22.0m goodwill has been reclassified as other intangible assets and will continue to be amortised over 20 years.
•The remaining goodwill of £2.0m has been frozen at 1 April 2004 and the amortisation for 2005 has been reversed.

4.1.2. Fair value or revaluation as deemed cost

Under IAS 16 Property, Plant and Equipment (PPE), an entity must adopt either a cost or revaluation model for valuing its PPE. The revaluation model requires the performance of revaluations with sufficient regularity to ensure the carrying amount does not materially differ from the fair value. Boots has adopted the cost method and hence all PPE will be valued at cost.

Boots has chosen to take the first time adoption exemption available under IFRS 1 to use a previous revaluation for an item of PPE as its deemed cost at the transition date.

The deemed cost at 1 April 2004 is £2,433.3m, which includes revaluations (from 1993 and before) of £253.9m.

4.1.3. Cumulative translation differences

IAS 21 The Effects of Changes in Foreign Exchange Rates requires an entity to classify some translation differences as a separate component of equity and on disposal of a foreign entity to transfer the cumulative translation differences for that foreign operation to the income statement as part of the gain or loss on disposal.

Boots has taken the exemption available in IFRS 1 that deems all cumulative translation differences for all foreign operations to be zero at 1 April 2004.

All subsequent disposals of foreign entities will exclude the translation differences that arose before 1 April 2004 and shall include later translation differences.

4.2. Presentation of financial information

The primary financial statements in this document have been presented in accordance with IAS 1 Presentation of Financial Statements. However, this format and presentation may require modification as practice and industry consensus develops.

- ENDS -

Jim Smart, Chief Financial Officer, will host a conference call for analysts at 11.00 BST.

Dial in number 020 7190 1596 and give the following details - "host Chris Laud and the name of the conference call IFRS".

A replay facility will be available for seven days:

Dial in number 020 8515 2499
Access number 4453893#

For further information, please contact:

Investor Relations - Chris Laud
Tel: 0115 968 7080

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Holding(s) in Company
Released	15:53 06-Jul-05
Number	5794O

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Boots Group PLC

2) Name of shareholder having a major interest

Franklin Resources, Inc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York, London	1,402,259
Chase Nominees Ltd	25,303,219
Citibank Nominees Ltd	254,027
Clydesdale Bank PLC	731,470
Euroclear	6,739
HSBC	999,600
Mellon Bank	2,013,549
Merrill Lynch	972,855
Northern Trust Company	1,207,701
Royal Trust Corp of Canada	185,952
State Street Nominees Limited	3,959,723
	37,037,094

5) Number of shares/amount of stock acquired

NA
6) Percentage of issued class

NA

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ordinary shares of 25p

10) Date of transaction

N/A

11) Date company informed

Received 6th July 2005

12) Total holding following this notification

37,037,094

13) Total percentage holding of issued class following this notification

5.1035%

14) Any additional information

Notification received following holding going above 5%

15) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

16) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of notification ....6th July 2005....

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	14:50 27-Jun-05
Number	0950O

BOOTS GROUP PLC

27th June 2005

NOTIFICATION OF DIRECTORS INTERESTS

As at 27th June 2005, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), has decreased by 4,847 as a result of transfers by participants of rights under the All-Employee Share Scheme 2002. This represents approximately 0.0007% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the free shares held by the Trust for the Free Shares Scheme. The directors in question are: Mr R Baker and Mr P Bateman.

As result of the movements referred to above the number of shares held by the Trust has reduced to 5,533,573 representing approximately 0.77 % of the current issued ordinary share capital of the Company. The number of shares the directors are deemed to be interested in is 4,861,962.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	14:57 22-Jun-05
Number	9078N

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Paul BATEMAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the. age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

20

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

594p

13) Date of transaction

20th June 2005

14) Date company informed

22nd June 2005 (Notified by Administrators)

15) Total holding following this notification

179,874

16) Total percentage holding of issued class following this notification

0.0249%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making

this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....22nd June 2005.........................

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Company	Boots Group PLC
TIDM	BOOT
Headline	Annual Report and Accounts
Released	11:11 21-Jun-05
Number	8303N

21 June 2005

Boots Group PLC

Annual Report and Accounts 2005
Summary Financial Statements 2005
Notice of the AGM to be held on 21st July 2005, and
Form of proxy for the AGM

Copies of the above documents have been submitted to the UK Listing Authority and will be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	10:37 20-Jun-05
Number	7676N

BOOTS GROUP PLC

20th June 2005

NOTIFICATION OF DIRECTORS INTERESTS

As at 20th June 2005, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), has increased by 881,430 as a result of purchases, sales and transfers by participants of rights under the All-Employee Share Scheme 2002. This includes a grant of free shares to all eligible employees on 16th June 2005 of 1,107,830 shares at a price of 594p per share. This represents approximately 0.15% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the free shares held by the Trust for the Free Shares Scheme. The directors in question are: Mr R Baker and Mr P Bateman.

As result of the movements referred to above the number of shares held by the Trust has increased to 5,538,420 representing approximately 0.77 % of the current issued ordinary share capital of the Company. The number of shares the directors are deemed to be interested in is 4,864,150.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	09:51 20-Jun-05
Number	7640N

On 16th June 2005, Boots (Quest) Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 986,451 ordinary shares of 25p each in the Company to Boots Share Plan Trustee Limited. This represents approximately 0.1365% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. R. Baker and Mr. P. Bateman.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 986,451.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	15:41 16-Jun-05
Number	6753N

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Richard BAKER

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Richard BAKER

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Appropriation of shares under the All Employee Share Ownership Plan

7) Number of shares/amount of stock acquired

42

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

Minimal

11) Class of security

Ordinary Shares of 25p each

12) Price per share

Nil

13) Date of transaction

16th June 2005

14) Date company informed

16th June 2005

15) Total holding following this notification

381,763

16) Total percentage holding of issued class following this notification

0.052%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....16th June 2005.............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Paul BATEMAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Paul BATEMAN

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Appropriation of shares under the All Employee Share Ownership Plan

7) Number of shares/amount of stock acquired

42

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

Minimal

11) Class of security

Ordinary Shares of 25p each

12) Price per share

Nil

13) Date of transaction

16th June 2005

14) Date company informed

16th June 2005

15) Total holding following this notification

179,854

16) Total percentage holding of issued class following this notification

0.0248%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification..... 16th June 2005............................

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	FRN Variable Rate Fix
Released	07:05 10-Jun-05
Number	2005060900

Boots Group Plc

RE: BOOTS GROUP PLC
JPY 1,000,000,000.00
MATURING: 10-Dec-2008
ISSUE DATE: 09-Dec-2004
ISIN: XS0207639732

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 10-Jun-2005 TO 12-Dec-2005 HAS BEEN FIXED AT 0.316250 PCT.

DAY BASIS 185/360

INTEREST PAYABLE VALUE 12-Dec-2005 WILL AMOUNT TO JPY 162,517.00 PER JPY 100,000,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

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Company	Boots Group PLC
TIDM	BOOT
Headline	FRN Variable Rate Fix
Released	07:05 10-Jun-05
Number	2005060900

Boots Group Plc

RE: BOOTS GROUP PLC
EUR 10,000,000.00
MATURING: 04-Mar-2008
ISSUE DATE: 04-Mar-2005
ISIN: XS0213472482

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 04-Mar-2005 TO 06-Jun-2005 HAS BEEN FIXED AT 2.385000 PCT.

DAY BASIS 94/360

INTEREST PAYABLE VALUE 06-Jun-2005 WILL AMOUNT TO EUR 62.28 PER EUR 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

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Company	Boots Group PLC
TIDM	BOOT
Headline	FRN Variable Rate Fix
Released	07:05 10-Jun-05
Number	2005060900

Boots Group Plc

RE: BOOTS GROUP PLC
EUR 10,000,000.00
MATURING: 04-Mar-2008
ISSUE DATE: 04-Mar-2005
ISIN: XS0213472482

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 06-Jun-2005 TO 05-Sep-2005 HAS BEEN FIXED AT 2.365000 PCT.

DAY BASIS 91/360

INTEREST PAYABLE VALUE 05-Sep-2005 WILL AMOUNT TO EUR 59.78 PER EUR 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

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Company	Boots Group PLC
TIDM	BOOT
Headline	FRN Variable Rate Fix
Released	09:11 10-Jun-05
Number	2005061000

Boots Group Plc

RE: BOOTS GROUP PLC
EUR 1,000,000,000.00
MATURING: 10-Dec-2008
ISSUE DATE: 09-Dec-2004
ISIN: XS0207639732

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 10-Jun-2005 TO 12-Dec-2005 HAS BEEN FIXED AT 0.316250 PCT.

DAY BASIS 185/360

INTEREST PAYABLE VALUE 12-Dec-2005 WILL AMOUNT TO JPY 162,517.00 PER JPY 100,000,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

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Company	Boots Group PLC
TIDM	BOOT
Headline	FRN Variable Rate Fix
Released	09:16 10-Jun-05
Number	2005061000

Boots Group Plc

RE: BOOTS GROUP PLC
EUR 10,000,000.00
MATURING: 04-Mar-2008
ISSUE DATE: 04-Mar-2005
ISIN: XS0213472482

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 04-Mar-2005 TO 06-Jun-2005 HAS BEEN FIXED AT 2.385000 PCT.

DAY BASIS 94/360

INTEREST PAYABLE VALUE 06-Jun-2005 WILL AMOUNT TO EUR 62.28 PER EUR 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Blocklisting Interim Review
Released	15:24 02-Jun-05
Number	0817N

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

BOOTS GROUP PLC

2. Name of scheme

EXECUTIVE SHARE OPTION SCHEME

3. Period of return:

From 01.12.04 To 30.05.05

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

583,504 ordinary shares of 25p each

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

583,504

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,000,000 ordinary shares of 25p each. 9th May 2003.

Please confirm total number of shares in issue at the end of the period in order for us to update our records

722,348,678

Contact for queries

Name	Sonia Fennell, Assistant Company Secretary
Address	Boots Group PLC, Nottingham. NG90 1BS
Telephone	0115 9687094

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	10:30 26-May-05
Number	7949M

On 25th May 2005, Boots (Quest) Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 2,704 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £6.24. This represents approximately 0.0003% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. R. Baker, and Mr. P. Bateman..

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 2,704.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding-Replcmt
Released	16:44 25-May-05
Number	7685M

The following amendment has been made to RNS 7611M released at 15:54 today.

-

The date the company was informed (Section 14) should read 25th May 2005 and not as originally shown. All other details are unchanged.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Paul BATEMAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the. age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

20

8) Percentage of issued class

Minimal

9) Number of shares/amount
of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

613.5p

13) Date of transaction

20th May 2005

14) Date company informed

25th May 2005 (Notified by Administrators)

15) Total holding following this notification

179,812

16) Total percentage holding of issued class following this notification

0.024%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to
be fixed at time of exercise

22) Total number of shares or debentures over which options held
following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....25th May 2005........................

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Holding(s) in Company
Released	14:12 23-May-05
Number	6361M

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company
Boots Group PLC

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

N/A

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 25p

10) Date of transaction

11) Date company informed

Received 23rd May 2005

12) Total holding following this notification

13) Total percentage holding of issued class following this notification

Less than 3%

14) Any additional information

Notification received following holding going below 3%

15) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

16) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of notification ....23rd May 2005....

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Boots Preliminary Results
Released	07:00 19-May-05
Number	4943M

RNS Number:4943M
Boots Group PLC
19 May 2005

PRELIMINARY RESULTS TO 31st MARCH 2005
"Building a Better Boots"

• Group sales up 2.7% to £5,469 million

- Boots The Chemists sales growth 3.8%, 2.4% like-for-like, with volumes up 4.6%
- Boots Healthcare International sales up 5.8% in local currency with growth from all major brands

• Profits reflect cost of modernising Boots The Chemists

- Group profit before tax and exceptionals down 11.4% to £481 million
- Earnings per share down 4.8% to 45.7 pence before exceptionals

• More than £500 million returned to shareholders in the year

- Dividend up 1% to 30.1 pence for the year
- £300 million returned to shareholders through share buyback
- Commitment to deliver remainder of £700 million programme

• £288 million capital investment programme

- 47 new stores opened with 23 Edge of Town openings including 100th Edge of Town store
- New tills now operating in all stores - 14,000 tills in total

• 2,000 prices reduced this year as part of 'Lower Prices You'll Love' programme

- Over £200 million invested in price cuts under 'Lower Prices You'll Love'
- 3,300 lines on average 18% cheaper since programme started 2 years ago
- £30 million worth of better buying benefits realised in the year

• Focus on Health & Beauty expertise

- Investment in pharmacy business delivered best performance for five years
- Beauty business growing on back of investment in stores
- Successful relaunches of major brands, No7 and Soltan

Richard Baker, Chief Executive, commented:

"Boots The Chemists has been through a huge amount of change this year as we have delivered our plans to make Boots a more modern, competitive and efficient retailer. We've had our biggest store opening programme for years, invested £200 million in prices and delivered significant cost savings."

"None of this has been easy but despite a competitive environment and a slowdown in spending across the High Street the early signs have been encouraging. We have continued to grow sales, we remain highly profitable, we have served more customers and we have held or grown share in our core markets."

"Looking ahead the strategy is clear - to build a better Boots. We will focus on our core healthcare market, with all the potential for growth that contains. We will continue to develop products that customers know they can only get from us. We will ensure that we offer value. We will do more to ensure that our stores are modern and attractive. We will continue to focus on expert customer care. Under-pinning all this will be a constant drive for further efficiencies."

"Trading remains tough and the first few weeks of the new financial year confirms that demand on the High Street remains subdued. We have seen nothing to suggest that we need to change our cautious planning assumptions for sales for the full year. Against this background, further progress will take time but we are making a real difference as we seek to return Boots to sustainable growth and unite it behind a simple aim; to be the 'The Health and Beauty Expert'."

Summary of business performance

For the full year ended 31st March 2005(1)

	Sales				Profit before tax		
	2005 £m	2004 £m	% growth	% LFL	2005 £m	2004 £m	% gro
Boots The Chemists	4,651.1	4,479.0	3.8	2.4	470.0	532.6	-1
Boots Healthcare International	522.7	504.6	3.6	5.8	87.8	80.6	
Boots Opticians	182.5	199.7	-8.6	-4.7	4.2	12.9	-6
Boots Retail International	48.3	43.0	12.3	19.9	(8.2)	(10.4)	2
Group and other(2)	67.7	90.1	-24.9		(45.6)	(45.6)	
Inter-segmental	(30.4)	(30.0)	-1.3		-	-	
Continuing operations	5,441.9	5,286.4	2.9		508.2	570.1	-1
Discontinued operation(3)	28.8	40.0	-28.0		(6.5)	(20.0)	6
Total	5,470.7	5,326.4	2.7		501.7	550.1	-
Joint Venture(4)	(1.6)	(1.4)	-14.3		(0.6)	(1.1)	4
Group Total	5,469.1	5,325.0	2.7		501.1	549.0	-
Interest					(19.8)	(5.5)	-26
Profit before tax and exceptionals					481.3	543.5	-1
Profit from continuing operations before tax and					488.4	564.6	-1

exceptionals								
Group profit before tax (after exceptionals)						427.6	579.9	-2

Notes:

(1) Profits in the prior year have been restated on adoption of FRS20 'Share-base Payment'

(2) Prior year included sales of £13.7m (2005:£nil) from the sale of development property, with a profit of £2.2m.

(3) Discontinued businesses include LASIK, Dentistry, Chiropody and Laser Hair Removal.

(4) The Joint Venture, Handbag, is a discontinued operation.

Boots The Chemists

	2005	2004
Sales (£m)	4,651.1	4,479.0
Total Growth	3.8%	4.5%
Like for like growth	2.4%	3.9%
Operating Profit (£m)	470.0	532.6
Operating Margin	10.1%	11.9%

Sales

Sales grew 3.8% in total and 2.4% like for like with the contribution from new space playing a significant part in driving sales.

This was achieved after taking account of continued price investment and promotional activity which deflated sales revenue by 4.8%. A further 2,000 prices were reduced in the year as part of 'Lower Prices You'll Love' by an average of 14%. Volume growth was 4.6% helped by new space, extended opening hours, dispensing items growth and the effect of offering better value to customers.

Customers' baskets have reflected the good performance in higher average item value categories such as dispensing and cosmetics. The first half of the year showed a noticeable increase in footfall and transaction numbers but the second half slowdown in consumer confidence did lead to a less marked improvement for the year.

Sales and Growth Rates by Category

		2005	
	Actual £m	Total %	LFL %
Health	1,862.5	5.0	4.4
Beauty and Toiletries	2,054.7	2.9	0.9
Lifestyle	733.9	3.7	1.6
Total	4,651.1	3.8	2.4

Health

Health sales rose 5.0% with Dispensing sales up 6.1% reflecting the benefits of

investment in systems and pharmacies and greater focus in the business. In the year Boots The Chemists dispensed over 94 million items, which equates to over 470 items per minute across its 1,400 stores. This performance has also meant that Boots The Chemists has seen items growth broadly in line with the market, the first time for some years that market share has been held.

The Prescription Collection Service (PCS) grew by 17% and now represents over 750,000 customers. 82 dispensaries were refurbished in the year and 'Smartscript', our new dispensary system, is now live in over 1,000 stores. The Monitored Dosage Service, the business of providing pre-packaged drugs for easy use by care homes, saw a 12% growth in the year.

Sales of over the counter medicines were up 3.1% driven by growth in Vitamins and Supplements and new product developments.

Beauty and Toiletries

Sales grew by 2.9% in total with continued strong growth in Beauty and Toiletries, especially in premium cosmetics and fragrance. Fragrance sales were up 9.1% helped by a good Christmas performance and new product launches. The relaunch of the No7 range in February has received an encouraging customer response and in the seven weeks since relaunch sales have grown 18%. Premium cosmetics were up 7.6%.

Deflationary pressures in the competitive toiletries market led to a slight decline in the overall value of the market. Sales in Boots The Chemists were up 0.1% and reflect a maintained market share. Over 1,200 toiletries lines were reduced in price in the year and as a result volumes grew 4.3%. Sales were particularly strong in skincare, up 4.4%, helped by the launch of ROC and Regenerist. Men's toiletries volumes also grew strongly with the successful launch of Gillette M3 Power and L'Oreal Expert. Dental sales benefited from a continued growth in tooth whitening. While sales in Suncare were lower due to the poor summer, a substantially improved product offer and the relaunched Soltan range resulted in market share gains.

Lifestyle

Sales in Lifestyle categories were up 3.7% overall. Baby, helped by extended specialist departments in an additional 172 new stores and new products, grew 6.8%. The introduction of a wider clothing offer led to a 34% rise in childrenswear sales. Over 400 prices were reduced in the baby category reflecting the competitive offer on baby consumables.

Food sales were up 5.2% aided by the launch of the Delicious range, the continued good performance of the Shapers range and the meal deal.

Photo sales were down 8%. Within this, traditional processing was down 25% but market share increased by over 3%. Digital processing grew 274% with digital photo kiosks in over 1,100 stores and all 550 minilabs now able to deal with digital processing.

Operating Profit

Gross margin was down 80 basis points in the year. Lower prices and the promotional programme reduced gross margin in the year by 260 basis points. Within this, the effect of Lower Prices You'll Love was 150 basis points. The effect of the lower prices was offset by improved sourcing and sales mix including new product launches and the benefits of greater manufacturing efficiencies contributing to lowering the cost of own goods.

Boots The Chemists operating costs were up 7.4% in the year reflecting the costs

of renewing the operating infrastructure of the business and adding space on the Edge of Town. Underlying costs were tightly controlled with the benefits from Getting in Shape and other productivity improvements offsetting inflation and the costs of selling higher volumes.

Capital expenditure for the Group was £288 million in the year with a depreciation charge of £146 million. Within this, capital expenditure in Boots The Chemists was £225 million with a depreciation charge of £100 million.

For 2005/06 it is anticipated that capital expenditure will be lower with spend expected to be around £200 million for the Group and around £150 million for BTC as investment plans are considered against a tougher trading environment. These are expected to be the typical levels of capital expenditure in the medium term. Depreciation is expected to increase to £190 million for the Group and £130 million for BTC.

Operating profit for the year of £470 million reflects the work undertaken to build a better Boots as well as the decline in consumer confidence experienced in the second half.

Building a Better Boots

There has been much progress in the past year on the work to build a better Boots by making it more modern, competitive and efficient.

Modern

Boots has had its biggest store-opening programme for years as it has sought to increase its convenience for customers. 47 new stores were opened in the year with 23 on the Edge of Town, 10 new community chemists, 7 new travel and convenience stores and 7 other stores including 5 bought by Boots as part of the acquisition of the Frost Chemist chain in Birmingham. Edge of Town now represents 15% of total space and continues to be our largest growing store category. Opening hours have also been modified to move Boots away from stores that were open at its convenience not the customers. Over the past year 400 more stores opened on Sundays and bank holidays, while in many other stores opening hours were extended to better reflect local trading conditions. 293 of our largest stores received improved baby and photo departments in the year and over 100 received new dispensaries or beauty halls.

Competitive

Boots has addressed the issue of uncompetitive pricing with over 3,300 prices reduced since the introduction of Lower Price You'll Love, whilst managing margin better than expected. This has been achieved by the successful management of pricing and the promotional mix. Boots The Chemists competitive position has also been improved by focusing on its areas of traditional strength. There has been a concerted effort to put the 'Chemist back into Boots' and the result has been apparent with the best pharmacy performance in five years.

In Beauty there has been investment to strengthen the offer. In the course of the year 72 new premium accounts opened, 24 beauty halls were refurbished, 178 new fragrance display units were installed and new self-selection cosmetic fixtures put in 198 stores.

Efficient

All stores now have new tills and 100 stores now have radio frequency technology to allow them to manage stock more efficiently. The backbone core systems upgrade is three quarters of the way through to completion. The supply chain

overhaul is more than 80% complete, with the move to daily deliveries now complete.

Building a better Boots - The next phase

Going forward the strategy for Boots The Chemists is clear. There will be continued focus on the core healthcare market with all the potential growth that it contains. There will be continued development of products that customers can only get at Boots. Prices will remain competitive. Stores will be improved to ensure they are modern and attractive and in the places where people want to shop. Expert customer care will continue to be at the heart of the Boots The Chemists while at the core of the business there will be a continued drive for further efficiencies.

Outlook

Boots The Chemists remains cautious about the trading environment. As indicated in the pre-close trading update issued in April, the planning assumptions for 2005/06 are LFL sales growth of 0% to 2% with a further 2% contribution expected from new space.

Gross margin is expected to remain broadly stable with continued investment in price offset by savings achieved through better sourcing.

Costs are expected to increase by 6% largely due to the continued investment in infrastructure and new space.

Boots Healthcare International

	2005	2004
Sales (£m)	522.7	504.6
Total Growth	3.6%	9.6%
Comparable Growth	5.8%	7.3%
Operating Profit (£m)	87.8	80.6
Operating Margin	16.8%	16.0%

Sales were up 5.8% at comparable rates and up 3.6% in sterling. A high level of brand investment was maintained at 27% of sales and operating profit grew 8.9%, 12.7% in local currency.

Sales of all major brands performed well with Nurofen up 8.1%, Strepsils up 9.3% and Clearasil up 6.0% at comparable rates.

BHI Sale

The process to sell BHI is on track. It is anticipated that the sale will be tax efficient for the Group although the precise details will depend upon the proceeds received and the structure of the deal. Preparations for the sale are progressing well with the information memorandum expected to be available to potential buyers in early July. The intention remains to return a significant proportion of the proceeds to shareholders.

Boots Opticians

	2005	2004
Sales (£m)	182.5	199.7
Total Growth	-8.6%	-5.9%
Like for like growth	-4.7%	-3.0%

Operating Profit (£m)	4.2	12.9
Operating Margin	2.3%	6.5%

Boots Opticians had a difficult year. Sales fell 8.6% owing to disruption from the exit from dentistry and lower consumer spending on fashion items in the fourth quarter.

The business is being integrated into Boots The Chemists to give greater focus to day-to-day management and to drive efficiency. Operationally the business has introduced more competitive pricing, wider ranges and a greater emphasis on the quality of service.

Boots Retail International

	2005	2004
Sales (£m)	48.3	43.0
Total Growth	12.3%	16.1%
Comparable Growth	19.9%	20.8%
Operating Loss (£m)	(8.2)	(10.4)
Operating Margin	-17.0%	-24.2%

Sales growth of 12.3% helped reduce operating losses by 21.2% on last year with all countries, excluding the USA, now profitable.

In the USA, good progress has been made with the trials in Target and CVS stores and extensions to these trials are planned to gather further information and refine the business model.

Group and Other

	2005	2004
Sales (£m)	67.7	90.1
Sales Growth	-24.9%	14.7%
Operating Loss (£m)	(45.6)	(45.6)

Sales declined by £22.4 million as a result of the sale of development properties in the prior year of £13.7m and a £3.8 million reduction in manufacturing income from third parties.

Dividend

The proposed final dividend is 21.0 pence, the same as last year. The full year dividend is 30.1 pence an increase of 1.0%. The Company remains committed to the stated policy of sustainable dividend growth.

The final dividend will be paid on 5th August 2005, with the ex dividend date on 1st June 2005.

Financing and Share Buyback Programme

Group cash flow (operating cash flow after purchase and disposal of fixed assets) in the year was £232 million reflecting higher capital expenditure and an increase in the group's working capital requirement.

Working capital growth was £118 million against £47 million last year principally due to the redundancy payments made in the year but provided for at 2003/04 year end.

Stock in Boots The Chemists remains at 11 weeks cover, in line with last year,

with reductions to stock holdings in back shops offsetting the upward pressure of new store openings and the change in mix to higher average item value products.

In the current year it is expected that further reductions in the back shop holding arising from store friendly supply chain will offset the continued working capital demands from new stores and the growth in dispensing. Working capital remains an important area of focus.

Work continues to make the balance sheet more efficient whilst seeking to maintain a strong investment grade debt rating.

The share buyback programme returned £300 million in the year and the commitment to return the second tranche of the £700 million programme stands. However, given the more subdued trading environment it is expected that this will be done over the next two to three years.

Net debt has increased by £445 million to £594 million. The sale and leaseback of 300 stores continues with completion expected in the summer. The proceeds will be used to pay down short-term borrowings.

Exceptional Items

	2005 £m	2004 £m
Profit on disposal of fixed assets	3.0	32.5
Provision for closure of operations	(5.4)	3.9
Loss on disposal of business	(51.3)	-
	(53.7)	36.4

Provision for closure of operations in the year relates to the Laser Hair Removal, Chiropody and Nursing Services practices. The loss on disposal of businesses relates to the sale of the Dentistry and Laser Eye businesses to Optical Express Ltd and sale of Handbag.com.

Pension Fund

The pension fund remains strong, with the actuarial valuation showing a deficit of £58 million on an FRS17 basis representing 1.9% of the schemes assets. The majority of liabilities remain well matched by bonds and almost 15% of funds, equivalent to the value of longer term liabilities, are now invested in equities and other assets.

International Financial Reporting Standards

Ahead of adoption of International Financial Reporting Standards (IFRS) for the year ended 31st March 2006, analysis of its impacts has been carried out using March 2005 estimates. This analysis has not yet been audited. After considering the effect of FRS17, the impact on the profit and loss account of IFRS is negligible, whilst the overall impact upon the Balance Sheet will be to increase net assets by £4m. The key impacts are:

- Pension fund deficit will be included on the balance sheet, and the SSAP24 debtor previously reported removed.
- Some leases previously treated as operating leases will be reclassified as finance leases. Lease incentives will be credited over the entire lease life.
- Deferred tax will be provided on revalued buildings, rolled over gains,

•Proposed dividends will no longer be provided for in the financial statements

Other smaller changes will be made in respect of financial instruments and site fee income.

	Balance Sheet at 31.03.05 Assets £m	Liabilities £m	Net Assets £m	Operating Profit 04/05 £m
IAS19 Pensions	(117)	(19)	(136)	(18)
IAS 17 Leases	46	(57)	(11)	5
IAS 12 Deferred Tax	61	(65)	(4)	-
IAS 10 Proposed Dividends	-	150	150	-
Other	4	1	5	2
Total Impact	(6)	10	4	(11)

A detailed breakdown of the impact will be provided in July 2005.

- Ends -

For further information please contact:

Investor Relations
Chris Laud
Tel: +44 (0)20 7995 9630 (until 1.00 pm)
Mobile: +44 (0) 7811 460611 (after 1.00 pm)

Media
Donal McCabe
Tel: +44 (0)20 7995 9630 (until 1.00 pm)
Mobile: +44 (0)7769 690618 (after 1.00 pm)

BOOTS GROUP PLC

PRELIMINARY RESULTS

GROUP PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31st MARCH 2005

	Notes	2005 £m	2004(1) £m
Turnover			
Turnover from continuing operations		5,441.9	5,286.4
Discontinued operations(2)		28.8	40.0
Turnover: group and share of joint venture	2	5,470.7	5,326.4
Less: share of joint venture's turnover(2)		(1.6)	(1.4)
Group turnover		5,469.1	5,325.0
Operating profit			
Operating profit from continuing operations		508.2	570.1
Discontinued operations(2)		(6.5)	(20.0)
Group operating profit		501.7	550.1

Share of operating loss of joint venture(2)		(0.6)	(1.1)
Total operating profit including joint venture	3	501.1	549.0
Profit on disposal of fixed assets	4	3.0	32.5
Provision for loss on closure of operations(2)	4	(5.4)	3.9
Loss on disposal of business(2)	4	(51.3)	-
Profit on ordinary activities before interest		447.4	585.4
Net interest and similar items	5	(19.8)	(5.5)
Profit on ordinary activities before taxation		427.6	579.9
Tax on profit on ordinary activities	6	(124.7)	(167.7)
Profit on ordinary activities after taxation		302.9	412.2
Equity minority interests		(0.5)	(0.7)
Profit attributable to shareholders		302.4	411.5
Dividends	7	(216.6)	(226.3)
Profit retained		85.8	185.2
Basic earnings per share before exceptional Items	8	45.7p	48.0p
Basic earnings per share	8	40.9p	52.8p
Diluted earnings per share before exceptional Items	8	45.7p	47.9p
Diluted earnings per share	8	40.8p	52.6p
Dividends per share		30.1p	29.8p

(1) Restated on adoption of FRS20 'Share-based payment' (see Note 1).
(2) Discontinued operations includes : LASIK, Dentistry, Chiropody, Laser Hair Removal and Handbag joint venture.

BOOTS GROUP PLC
PRELIMINARY RESULTS

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
FOR THE YEAR ENDED 31st MARCH 2005

	2005 £m	2004(1) £m
Profit attributable to shareholders	302.4	411.5
Currency translation adjustments	1.5	(14.8)
Total recognised gains and losses relating to the period	303.9	396.7
Prior year adjustment (see note 1)	38.7	
Total recognised gains and losses	342.6	

NOTE ON HISTORICAL COST PROFITS AND LOSSES
FOR THE YEAR ENDED 31st MARCH 2005

2005 2004(1)

Reported profit on ordinary activities before taxation	427.6	579.9
Realisation of property revaluation surpluses	1.3	15.0
Depreciation adjustment	1.0	1.1
Historical cost profit on ordinary activities before taxation	429.9	596.0
Historical cost profit retained	88.1	201.3

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
FOR THE YEAR ENDED 31st MARCH 2005

	2005 £m	2004(
Total recognised gains and losses relating to the period	303.9	396
Dividends	(216.6)	(226
New share capital issued (net of expenses)	2.0	0
Exercise of share options and charge for share scheme awards	13.5	11
Repurchase of shares	(300.0)	(259
Net decrease in shareholders' funds	(197.2)	(78
Opening shareholders' funds(2)	1,806.6	1,884
Closing shareholders' funds	1,609.4	1,806

(1) Restated on adoption of FRS20 'Share-based payment' & UITF38 'Accounting for ESOP trusts' (see Note 1).
(2) Originally £1,881.3m at 31st March 2004 before deducting prior year adjustment of £74.7m (see Note 1).

BOOTS GROUP PLC
PRELIMINARY RESULTS

GROUP BALANCE SHEET
31st MARCH 2005

	2005 £m	2004(1) £m
Fixed assets		
Intangible assets	283.4	281.5
Tangible assets	1,593.1	1,499.4
	1,876.5	1,780.9
Current assets		
Stocks	713.6	690.8
Debtors	733.4	681.9
Investments and deposits	19.4	239.1
Cash at bank and in hand	109.4	110.5
	1,575.8	1,722.3
Creditors: amounts falling due within one year	(1,074.1)	(1,135.3)

Net current assets		501.7	587.0
Total assets less current liabilities		2,378.2	2,367.9
Creditors: amounts falling due after more than one year		(588.7)	(382.9)
Provisions for liabilities and charges		(179.0)	(177.2)
Net assets		1,610.5	1,807.8
Capital and reserves			
Called up share capital		182.6	193.9
Share premium account		2.3	0.3
Revaluation reserve		241.9	244.2
Capital redemption reserve		26.5	15.2
Merger reserve		310.8	310.8
Profit and loss account		845.3	1,042.2
Equity shareholders' funds		1,609.4	1,806.6
Equity minority interests		1.1	1.2
		1,610.5	1,807.8

(1) Restated on adoption of FRS20 'Share-based payment' & UITF38 'Accounting for ESOP trusts' (see Note 1).

BOOTS GROUP PLC
PRELIMINARY RESULTS

GROUP CASH FLOW STATEMENT
FOR THE YEAR ENDED 31st MARCH 2005

	Notes	2005 £m	2004(1) £m
Cash inflow from operating activities	9	514.7	637.8
Returns on investment and servicing of finance		(20.4)	(22.6)
Taxation		(128.8)	(166.2)
Purchase of fixed assets		(303.4)	(194.2)
Disposal of fixed assets		20.5	149.6
Acquisition and disposal of businesses		(9.0)	(2.2)
Equity dividends paid		(225.1)	(229.1)
Cash (outflow)/inflow before use of liquid resources and financing		(151.5)	173.1
Management of liquid resources		219.7	53.5
Financing(1)		(5.9)	(278.9)
Increase/(Decrease) in cash in the period(2)		62.3	(52.3)

(1) Financing includes repurchase of shares of £(303.3)m, 12 months to 31st March 2004 £(264.6)m).
(2) Cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand.

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

FOR THE YEAR ENDED 31st MARCH 2005

	2005 £m	2004 £m
Increase/(Decrease) in cash in the period	62.3	(52.3)
Cash inflow from change in liquid resources	(219.7)	(53.5)
(Decrease)/Increase in borrowings and lease financing	(287.6)	16.9
Movement in net debt resulting from cash flows	(445.0)	(88.9)
Finance lease additions	(1.5)	(4.2)
Currency and other non-cash adjustments	0.9	(3.9)
Movement in net debt during the period	(445.6)	(97.0)
Opening net debt	(148.5)	(51.5)
Closing net debt	(594.1)	(148.5)

Notes

1. Restatements

Impact of UITF 38 'Accounting for ESOP trusts'

During the year, the introduction of UITF 38 by the Accounting Standards Board has affected the treatment of fixed asset investments in own shares in the balance sheet. A prior year adjustment as at 31st March 2004 has been made to reduce fixed asset investments by £74.7m, increase profit and loss reserves by £64.6m and create an Own Shares Reserve in equity of £139.3m. Net assets at 31st March 2004 have been reduced by £74.7m as a result of these changes. Under UITF 38, any impairment in the carrying value of shares held in the QUEST is no longer charged to the Profit and Loss account, and therefore an amount of £39.8m in respect of previous year's impairments has been credited to the Statement of Total Recognised Gains and Losses.

Impact of FRS20 'Share-based payment'

The prior year operating profit has been reduced by £1.1m to reflect the impact of the early adoption of FRS20 by Boots. An amount of £1.1m has been charged to the Statement of Total Recognised Gains and Losses in respect of the difference between the share scheme charge calculated on the new basis and that already charged. The impact of these changes on operating profit and net assets in the year to 31st March 2005 is £nil.

All other accounting policies have been applied consistently as described in the 2004 Report and Accounts.

2. Turnover by business segment

	2005 £m	2004 £m
Health(1)	1,862.5	1,773.9
Beauty and Toiletries	2,054.7	1,997.4
Lifestyle(1)	733.9	707.7
Boots The Chemists(1)	4,651.1	4,479.0

Boots Opticians(1)	182.5	199.7
	4,833.6	4,678.7
Boots Healthcare International(2)	494.2	476.0
Boots Retail International(3)	46.4	41.6
Group and Other(4)	67.7	90.1
Continuing operations	5,441.9	5,286.4
Discontinued operations(5)	28.8	40.0
Turnover: group and share of joint venture	5,470.7	5,326.4

(1) Prior year restated for transfer of Boots Insurance Services from Boots Opticians to Boots The Chemists and product reclassification including the transfer of Healthcare food from Health to Lifestyle.
(2) Boots Healthcare International also made inter-segmental sales of £28.5m (12 months to 31st March 2004 £28.6m).
(3) Boots Retail International also made inter-segmental sales of £1.9m (12 months to 31st March 2004 £1.4m).
(4) Group and Other consists of the third party manufacturing and in the prior year development properties sales.
(5) Discontinued operations includes : LASIK, Dentistry, Chiropody, Laser Hair Removal and Handbag joint venture.

3. Profit before interest and taxation by business segment

	Before Exceptional items 2005 £m	Total 2005 £m	Before Exceptional items 2004(1) £m	T 20
Boots The Chemists(2)	470.0	471.2	532.6	5
Boots Opticians(2)	4.2	4.2	12.9	
	474.2	475.4	545.5	5
Boots Healthcare International	87.8	95.3	80.6	
Boots Retail International	(8.2)	(8.2)	(10.4)	(
Group and Other(3)	(45.6)	(52.2)	(45.6)	
Continuing operations	508.2	510.3	570.1	6
Discontinued operations(4)	(7.1)	(62.9)	(21.1)	(
Total operating profit including joint venture	501.1	447.4	549.0	5

(1) Restated on adoption of FRS20 'Share-based payment' & UITF38 'Accounting for ESOP trusts' (see Note 1).
(2) Restated for transfer of Boots Insurance Services from Boots Opticians to Boots The Chemists
(3) Group and Other consists of head office and other costs not allocated to business segments.
(4) Discontinued operations includes : LASIK, Dentistry, Chiropody, Laser Hair Removal and Handbag joint venture.

4. Exceptional items

	2005 £m	2004 £m
Profit on disposal of fixed assets - continuing(1)	3.0	32.5
Provision for loss on closure of operations	(5.4)	3.9
Loss on disposal of business(2)	(51.3)	-
Total exceptional items before taxation	(53.7)	36.4
Attributable tax credit	17.9	0.6
	(35.8)	37.0

(1) The current year profit is net of a £9.2m loss in respect of the closure of the Airdrie manufacturing facility
(2) Loss on disposal of businesses relates to the Dentistry and LASIK businesses and the sale of the Handbag joint venture

5. Net interest and similar items

	2005 £m	2004 £m
Interest payable and similar charges:		
Bank loans and overdrafts	(8.3)	(6.2)
Other loans	(24.6)	(18.1)
Finance lease charges	(0.5)	(0.7)
Income from interest rate swaps	4.1	6.8
	(29.3)	(18.2)
Interest receivable and similar income	10.1	13.2
Share of joint venture	(0.6)	(0.5)
Net interest payable and similar items	(19.8)	(5.5)

Interest payable and similar charges includes interest payable on the £300m Eurobond of £16.5m (2004 £16.5m) and the €300 Eurobond of £2.4m (2004 £nil.)

6. Taxation

	2005 £m	2004(1) £m
Current tax	(102.4)	(116.3)
Relief for overseas taxation	1.1	4.1
	(101.3)	(112.2)
Overseas taxation	(23.1)	(16.7)
Total current tax charge for the year	(124.4)	(128.9)
Deferred taxation	(0.3)	(38.8)

	(124.7)	(167.7)

(1) Restated on adoption of FRS20 'Share-based payment' & UITF38 'Accounting for ESOP trusts' (see Note 1).

Reconciliation of current tax charge

	2005 £m	2004(1) £m
Profit on ordinary activities before taxation	427.6	579.9
Tax on profit on ordinary activities at UK standard rate 30%	128.3	174.0
Factors affecting charge for the year:		
Changes in accelerated capital allowances	(6.4)	(4.8)
Changes in pension fund prepayment	1.7	(6.6)
Other timing differences	(0.6)	(15.3)
Intangibles amortisation	(4.5)	(6.5)
Disallowable expenses	4.4	3.8
Exceptional items including losses on disposals and closure costs	2.1	(11.9)
Foreign tax charged at higher rates than UK standard rate	4.6	1.7
Prior year adjustments	(5.2)	(5.5)
Total current tax charge for the year	124.4	128.9

(1) Restated on adoption of FRS20 'Share-based payment' & UITF38 'Accounting for ESOP trusts' (see Note 1).

7. Dividends

The directors have proposed a final dividend of 21.0p per share that amounts to £150.1m. If approved the total dividends for the year will be 30.1p per share (2004 29.8p per share). The proposed final dividend if approved will be paid on 5th August 2005 to shareholders registered on 3rd June 2005. Most shareholders (excluding those in Canada and the USA) will have the opportunity to reinvest their cash dividend in existing shares bought on the London Stock Exchange through a dividend reinvestment plan. The company's registrars must receive all applications to join that plan or amend existing instructions under it by 17.00 on 15th July 2005.

8. Earnings per share

	2005	2004(1)
Basic earnings per share before exceptional items	45.7p	48.0p
Effect of exceptional items	(4.8)p	4.8p
Basic earnings per share	40.9p	52.8p
Diluted earnings per share before exceptional items	45.7p	47.9p
Effect of exceptional items	(4.9)p	4.7p
Diluted earnings per share	40.8p	52.6p

	2005 £m	2004(1) £m
Earnings		
Earnings for adjusted basic and diluted earnings per share calculation	302.4	411.5
Exceptional items (see note 4)	35.8	(37.0)
Earnings for basic and diluted earnings per share calculation before exceptional items	338.2	374.5

	2005 £m	2004 £m
Number of shares		
Weighted average number of shares used in basic earnings per share calculation	739.8	780.0
Dilutive effect of options	1.1	1.7
Weighted average number of shares used in diluted earnings per share calculation	740.9	781.7

(1) Restated on adoption of FRS20 'Share-based payment' & UITF38 'Accounting for ESOP trusts' (see Note 1).

The weighted average number of shares used in basic earnings per share calculation excludes 10.4m (2004 12.6m) of shares held by The Boots ESOP Trust, the QUEST and unappropriated shares held by Boots Share Plan Trustees where the dividends have been waived.

The dilutive effect relates to options under employee savings related scheme and executive option schemes.

Basic and diluted earnings per share before exceptional items are disclosed to reflect the underlying performance of the group.

9. Notes to the Group Cash Flow Statement

	2005 £m	2004(1) £m
Reconciliation of operating profit to operating cash flows		
Group operating profit	501.7	550.1
Depreciation, amortisation and impairments of fixed assets	146.3	133.6
Amortisation of own shares	5.1	4.2
Loss on the disposal of tangible fixed assets	2.3	3.4
Increase in working capital	(117.7)	(48.8)
Cash flows relating to provisions	(5.3)	1.3
Other non-cash movements	(3.0)	11.3
Net cash inflow before exceptional items	529.4	655.1
Cash flows from exceptional items	(14.7)	(17.3)
Cash inflow from operating activities	514.7	637.8

(1) Restated on adoption of FRS20 'Share-based payment' & UITF38 'Accounting for ESOP trusts' (see Note 1).

10. Pensions

Following the Accounting Standards Board proposal in July 2002 to extend the transitional regime of FRS17, given the move towards compliance with international standards, the group has decided that it will continue to account for pensions under SSAP24. The pension costs for the Boots Pension Scheme for the year under SSAP24 was £54m (2004 £28m). Total pension costs including other UK schemes and overseas arrangements are £61m (2004 £34m).

The scheme surplus under SSAP24 at the last valuation in 2004 was £80m.

FRS17, the UK pensions standard, discounts pension commitments, including salary growth, at an AA bond yield. The value of liabilities at 31st March 2005 was £3,096m (2004 £2,894m) and the market value of assets was £3,013m (2004 £2,836m), giving a pension scheme deficit of £83m (2004 £58m deficit), before tax.

The service or operating cost of the scheme for the current year under FRS17 is £88m (2004 £88m). The cost after finance income is £105m (2004 £98m).

11. Other information

There will be a live audiocast of the presentation to analysts at 0915 hours BST on Thursday 19 May 2005. The slide presentation will be available from 1030 hours BST on the same day. Both can be accessed from the boots-plc.com corporate website.

The preliminary figures for the financial year ended 31st March 2005 together with the corresponding amounts for 2004 are not the statutory accounts of the company for these financial years. Statutory accounts for the previous year have been delivered to the Registrar of Companies, whereas those for the financial year ended 31st March 2005 will be delivered to the Registrar of Companies in July 2005. The auditors have reported on the statutory accounts for both financial years; these reports were unqualified and did not contain a statement under section 237 of the Companies Act 1985.

The full report and accounts to which the auditors have issued an unqualified report or the summary financial statement will be posted to shareholders by Wednesday 23rd June 2005. Copies will be available from The Secretary, Boots Group PLC, 1 Thane Road West, Nottingham, NG2 3AA.

The annual general meeting will be held at The Albert Hall, North Circus Street, off Derby Road, Nottingham NG1 5AA at 11.00 hours on Thursday, 21st July 2005.

Issued by Boots Group PLC

END

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Regulatory Announcement

Go to market news section

Company	Boots Group PLC
TIDM	BOOT
Headline	Management Change
Released	12:00 18-May-05
Number	4486M

RNS Number:4486M
Boots Group PLC
18 May 2005

Boots Group PLC Management Change

Boots Group PLC announces that Howard Dodd, Chief Financial Officer, has resigned from the Board of Boots Group PLC. The Company announced Mr Dodd's intention to resign on 13th March 2005.

Richard Baker, Chief Executive, comments: "I would like to thank Howard for all his hard work and important contribution to the Company over the past three years. I have worked well with him and respect his decision. I wish him well for the future".

Jim Smart, Group Financial Controller, will act as Chief Financial Officer, pending the appointment of a successor to Mr Dodd. Mr Smart will not join the Board of Boots.

- ENDS -

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:04 17-May-05
Number	4258M

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 17th May 2005, Boots Group PLC acquired 132,915 Ordinary shares in the company for cancellation. The price paid was 594.788p per ordinary share.

END

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Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:04 16-May-05
Number	3669M

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 16th May 2005, Boots Group PLC acquired 140,000 Ordinary shares in the company for cancellation. The price paid was 599.85p per ordinary share.

END

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THE COMPANIES ACTS 1985 AND 1989

COMPANY LIMITED BY SHARES

Special and Ordinary Resolutions of

BOOTS GROUP PLC

At the Annual General Meeting of Boots Group PLC duly convened and held at The Albert Hall, North Circus Street, off Derby Road, Nottingham NG1 5AA, on Thursday, 21st July 2005, the subjoined resolutions were duly passed of which resolution numbered 1 was passed as an Ordinary Resolution and resolution numbered 2 and resolution numbered 3 were passed as Special Resolutions

ORDINARY RESOLUTION

1 That the board be and it is hereby generally and unconditionally authorised to exercise all powers of the company to allot relevant securities within the meaning of section 80 of the Companies Act 1985 up to an aggregate nominal amount of £60.19 million provided that this authority shall expire at the conclusion of the next annual general meeting of the company to be held after the passing of this resolution save that the company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the board may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

SPECIAL RESOLUTION

2 That the board be and it is hereby empowered pursuant to section 95 of the Companies Act 1985(the "Act") to allot equity securities (within the meaning of section 94(2) of the Act) for cash pursuant to the authority conferred by the previous resolution and/or where such allotment constitutes and allotment of equity securities by virtue of section 94(3A) of the Act as if sub-section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment:

(a) of equity securities in connection with a rights issue in favour of ordinary shareholders (excluding any shareholder holding shares as treasury shares) where the equity securities respectively attributable to the interest of all such ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them provided that the board may make such arrangements or exclusions as they consider necessary or expedient in respect of fractional entitlements or legal or practical problems arising in any overseas territory or the requirements of any regulatory body or stock exchange; and

(b) (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount not exceeding £9.02 million

and shall expire at the conclusion of the next annual general meeting of the company save that the company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

SPECIAL RESOLUTION

3 That, subject to the company's articles of association and section 166 of the Companies Act 1985 (the "Act"), the company be and is hereby generally and unconditionally authorised to make one or more market purchases (within the meaning of section 163(3) of that Act) of its own ordinary shares on such terms and in such manner as the directors of the company shall determine, provided that:

(a) the maximum aggregate number of ordinary shares hereby authorised to be acquired is 72,200,000;

(b) the maximum price which may be paid for each ordinary share is not more than 5% above the average of the closing mid market prices for the ordinary shares of the company (derived from the London Stock Exchange Daily Official List) for the five business days prior to the date of purchase and the minimum price per ordinary share is the nominal value thereof in each case exclusive of any expenses payable by the company; and

(c) the authority hereby given shall expire at the conclusion of the next annual general meeting of the company save that the company may make a purchase of ordinary shares after expiry of such authority in execution of a contract of purchase that was made under and before the expiry of such authority.

M J OLIVER
Secretary

G

CHFP029

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type,or bold block lettering

To the Registrar of Companies (Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* Boots Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	150,000	140,000	132,915
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	18/05/05	19/05/05	20/05/05
Maximum prices paid § for each share	£5.917831	£5.9985	£5.94788
Minimum prices paid § for each share	£5.917831	£5.9985	£5.94788

§ A private company is not required to give this informaton

The Aggregate amount paid by the company for the shares to which this return relates was:	£	2,521,807.16
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	12,610.00

‡ insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ [illegible] Date [illegible]

Presentor's name address and reference (if any) :

For official Use
General Section

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G

CHFP029

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* Boots Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	350,000	200,000	200,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	13/05/05	17/05/05	16/05/05
Maximum prices paid § for each share	£5.901323	£5.918	£5.9453
Minimum prices paid § for each share	£5.901323	£5.918	£5.9453

§ A private company is not required to give this informaton

The Aggregate amount paid by the company for the shares to which this return relates was:	£	4,444,793.23
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	22,225.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ [illegible] Date [illegible]

Presentor's name address and reference (if any) :

For official Use
General Section

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COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type,or bold block lettering

To the Registrar of Companies (Address overleaf)

For offical use

Company number

4452715

Name of company

* insert full name of company

* Boots Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	400,000	400,000	300,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	10/05/05	11/05/05	12/05/05
Maximum prices paid § for each share	£5.942463	£5.8629	£5.921547
Minimum prices paid § for each share	£5.942463	£5.8629	£5.921547

§ A private company is not required to give this informaton

The Aggregate amount paid by the company for the shares to which this return relates was:	£	6,508,360.22
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	32,545.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Designation ‡ Date

Presentor's name address and reference (if any) :

For official Use
General Section

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CHFP029

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* Boots Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	400,000	300,000	400,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	05/05/05	06/05/05	09/05/05
Maximum prices paid § for each share	£6.011331	£5.9661	£5.897978
Minimum prices paid § for each share	£6.011331	£5.9661	£5.897978

§ A private company is not required to give this informaton

The Aggregate amount paid by the company for the shares to which this return relates was:	£	6,563,386.94
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	32,820.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ [illegible] Date [illegible]

Presentor's name address and reference (if any) :

For official Use
General Section

Post room

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* Boots Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	300,000	500,000	500,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	29/04/05	03/05/05	04/05/05
Maximum prices paid § for each share	£6.233208	£6.121343	£6.028654
Minimum prices paid § for each share	£6.233208	£6.121343	£6.028654

§ A private company is not required to give this informaton

The Aggregate amount paid by the company for the shares to which this return relates was:	£	7,956,981.34
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	39,785.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Asst Sec Date 21/5/05

Presentor's name address and reference (if any) :

For official Use
General Section

Post room

G

CHFP029

Please do not write in this margin

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type,or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* Boots Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	300,000	400,000	280,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	26/04/05	27/04/05	28/04/05
Maximum prices paid § for each share	£6.33167	£6.270395	£6.227536
Minimum prices paid § for each share	£6.33167	£6.270395	£6.227536

§ A private company is not required to give this informaton

The Aggregate amount paid by the company for the shares to which this return relates was:	£	6,160,599.14
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	30,805.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Designation ‡ Date

Presentor's name address and reference (if any) :

For official Use
General Section

Post room

form

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 4452715

Company Name in full Boots Group Plc

Changes of particulars form

Complete in all cases

	Day	Month	Year
Date of change of particulars	3 1	0 5	2 0 0 5

Name * Style / Title: Sir * Honours etc:

Forename(s): Anthony Nigel Russell

Surname: Rudd

	Day	Month	Year
† Date of Birth	3 1	1 2	1 9 4 6

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

1 Churchill Place

Post town: London

County / Region:

Postcode: E14 5HP

Country:

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✔

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed **Date** 22/6/05

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public [redacted]

S FENNELL, BOOTS GROUP PLC,
D90W F20, 1 Thane Rd West, Nottm
NG90 1BS Tel 0115 968 7094
DX number 712061 DX exchange BEESTON 2.

A56 COMPANIES HOUSE 0724 06/07/05
H2PXQ6D7
A23 COMPANIES HOUSE 0693 23/06/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Copy

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 4452715

Company Name in full BOOTS GROUP PLC

Changes of particulars form

Complete in all cases

Date of change of particulars (Day Month Year): 20 02 2004

Name *Style / Title: | *Honours etc:

Forename(s): RICHARD ANDREW

Surname: BAKER

† Date of Birth (Day Month Year): 06 08 1962

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: D90, 1 THANE ROAD WEST

Post town: NOTTINGHAM

County / Region: | Postcode: NG90 1BS

Country:

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Delete as appropriate.

Signed [signature] Date 20.2.04

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you [redacted] ...act ...e ...e

SONIA FENNELL
BOOTS LEGAL(COMMERCIAL)
Tel
DX number 712061 DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

A23 COMPANIES HOUSE 0692 23/06/05
A15 COMPANIES HOUSE 0279 17/03/04
A80 COMPANIES HOUSE 0244 4/3/04

Form April 2002

Global Corporate Manager

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 4452715

Company Name in full Boots Group PLC

Date of termination of appointment	Day	Month	Year
	1 8	0 5	2 0 0 5

as director ☑ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Howard

Surname: Dodd

†Date of Birth	Day	Month	Year
	0 4	0 4	1 9 5 9

A serving director, secretary etc must sign the form below.

Signed **Date** 18-5-5

* Voluntary details.
† Directors only.
**Delete as appropriate

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sonia Fennell

Boots Group PLC, Group Headquarters, NOTTINGHAM, NG2 3AA.

Tel

DX number 712061 DX exchange BEESTON 2

A30 0525
COMPANIES HOUSE 15/06/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* Boots Group PLC

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	300,000	300,000	300,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	21/04/05	22/04/05	25/04/05
Maximum prices paid § for each share	£6.337577	£6.3054	£6.3315
Minimum prices paid § for each share	£6.337577	£6.3054	£6.3315

§ A private company is not required to give this informaton

The Aggregate amount paid by the company for the shares to which this return relates was:	£	5,700,884.62
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	28,505.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Co Sec Date 26/4/05

Presentor's name address and reference (if any) :

For official Use
General Section

Post room

G

CHFP029

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number
4452715

Name of company

* insert full name of company

* Boots Group PLC

Note
return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	300,000	300,000	200,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	18/04/05	19/04/05	20/04/05
Maximum prices paid § for each share	£6.4901	£6.378312	£6.384659
Minimum prices paid § for each share	£6.4901	£6.378312	£6.384659

§ A private company is not required to give this informaton

The Aggregate amount paid by the company for the shares to which this return relates was:	£ 5,145,164.59
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 25,730.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Designation ‡ Date

Presentor's name address and reference (if any) :

For official Use
General Section

Post room

G

CHFP029

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* Boots Group PLC

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	300,000	300,000	150,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	13/04/05	14/04/05	15/04/05
Maximum prices paid § for each share	£6.138133	£6.422975	£6.495333
Minimum prices paid § for each share	£6.138133	£6.422975	£6.495333

§ A private company is not required to give this informaton

The Aggregate amount paid by the company for the shares to which this return relates was:	£	4,749,749.30
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	23,750.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Asst Sec Date 26/4/05

Presentor's name address and reference (if any) :

For official Use
General Section

Post room

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* Boots Group PLC

te
This return must be delivered to the Registrar within a period of 28 days *beginning* with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is *not required* to give this informaton

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	350,000	520,000	100,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	24/03/05	29/03/05	31/03/05
Maximum prices paid § for each share	£6.148	£6.199511	£6.16456
Minimum prices paid § for each share	£6.148	£6.178531	£6.16456

The Aggregate amount paid by the company for the shares to which this return relates was:	£	5,996,791.43
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	29,985.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Co Sec Date 22/4/05

Presentor's name address and reference (if any) :

For official Use
General Section

Post room